Exhibit 12.1

Darling International Inc.

Statement of Ratio of Earning to Fixed Charges

(in thousands)

	Six Months Ended	Fiscal year ended
	June 29, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Fixed charges:
Interest expense, including amortization of debt issue cost and discounts	$11,294	$24,054	$37,163	$8,737	$3,105	$3,018
Capitalized Interest	1,200	1,617	366	52	36	270
Estimate of interest within rental expense (1)	2,304	4,212	4,099	3,251	3,131	2,876

Total Fixed charges	$14,798	$29,883	$41,628	$12,040	$6,272	$6,164

Earnings:
Pre-tax income	$95,576	$206,785	$272,295	$70,343	$66,879	$89,916
Fixed charges (calculated above)	14,798	29,883	41,628	12,040	6,272	6,164
Deduct: Capitalized Interest	(1,200)	(1,617)	(366)	(52)	(36)	(270)

Total Earnings	$109,174	$235,051	$313,557	$82,331	$73,115	$95,810

Ratio of earnings to fixed charges	7.38	7.87	7.53	6.84	11.66	15.54

(1)	Rental expense includes lease and rental expenses on real property, equipment, aircraft and rolling stock.